Exhibit to Accompany
Item 77J (b)
Form N-SAR
Renaissance Capital Greenwich Funds
(the "Funds")


According to the provisions of Statement of Position 93  2
(SOP 93  2) "Determination, Disclosure and Financial
Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, " the
Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain
(loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at September 31, 2000, in the IPO Plus Aftermarket Fund ( the Fund) an entry was recorded to undistributed net investment income to reduce paid in capital by $917,862.


This reclassification has no impact on the net assets of the Fund and it is designed to present the Funds accumulated net realized income and gain accounts on a tax basis.